EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Nine Months and Quarter Ended September 25, 2005

(Thousands of Dollars)

	Nine
	Months	Quarter
	-------	-------

Earnings available for fixed charges:
Net earnings	$ 117,804	$ 92,063
Add:
Fixed charges	31,915	10,622
Income taxes	37,987	34,263
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Total	$ 187,706	$ 136,948
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Fixed charges:
Interest on long-term debt	$ 20,177	6,410
Other interest charges	1,835	551
Amortization of debt expense	1,184	855
Rental expense representative
of interest factor	8,719	2,806
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Total	$ 31,915	10,622
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Ratio of earnings to fixed charges	5.881	12.892
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